Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus J. Williams 206.757.8170 tel 206.757.7170 fax marcwilliams@dwt.com

June 20, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

Attention:	Mr. David Lin
Mr. Todd K. Schiffman

Re:	HomeStreet, Inc.
Registration Statement on Form S-1 and Form S-1/A
Filed May 6, 2011, as amended on May 19, 2011 and June 20, 2011
File No. 333-173980

On behalf of our client HomeStreet, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated June 2, 2011, regarding the above-referenced Registration Statement on Form S-1. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response. Unless otherwise noted, references to page numbers in our responses are to Amendment No. 2 to the Registration Statement on Form S-1 of the Company (SEC File No. 333-173980) as filed with the Commission on June 20, 2011.

General

Staff Comment No. 1: As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

RESPONSE: Insofar as practicable, the Company has filled in the blanks that do not contain pricing-related information.

Staff Comment No. 2: Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

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RESPONSE: The Company has updated its financial statements to comply with Rule 3-12 of Regulation S-X and has provided an updated consent from its independent accountant.

Cover Page of Prospectus

Staff Comment No. 3: Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

RESPONSE: The Company hereby confirms that it will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Summary, page 1

Staff Comment No. 4: Please revise the “Summary” section to provide a more balanced presentation, including, but not limited to disclosing:

•	The amount of your net losses during the 2009 and 2010 fiscal years;

•

That under the Bank Order you were required to achieve Tier 1 capital and total risk-based capital ratios of 10% and 12%, respectively, by October 5, 2009, and reduce certain adversely classified assets to 40% by February 28, 2010, and that you failed to meet these requirements; and

•

The amount of capital you need to raise in order to meet your minimum regulatory capital requirements as of the most recent practicable date and whether you expect that amount to increase, i.e., if continued losses are expected.

RESPONSE: The Company has revised the Summary section of its filing on page 2 of Amendment No. 2 as requested. Specifically, the Company has added disclosure in “Summary – Recent Developments” regarding net losses in 2010 and 2009 and regarding the Company’s failure to meet the Bank Order requirements of capital augmentation and classified asset reduction plans. Additionally, the Company has included disclosure on page 2 regarding the amount of additional capital needed to meet the minimum regulatory capital requirements of the Bank Order as of March 31, 2011 along with a cautionary statement on page 3 regarding the impact of unanticipated operating losses and asset quality deterioration on our ability to satisfy the capital ratio and asset quality requirements of the Bank Order.

Recent Developments, page 2

Staff Comment No. 5: Revise the second full paragraph on page 2 to discuss the status of your compliance with the Company Order and the Bank Order, and briefly summarize the material actions taken in response to these orders to date. Confirm that you will revise any amendments to the registration statement to update this section, as necessary.

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RESPONSE: The Company has revised the disclosure on pages 2-3 of Amendment No. 2 to include a discussion of the status of its compliance with the Company Order and the Bank Order. The Company has also summarized the material actions taken to date in response to these Orders. In addition, the Company hereby confirms that it will revise any amendments to the registration statement to update this section as necessary.

Turnaround Plan, page 3

Staff Comment No. 6: As you indicate in a Risk Factor on page 21, please state that there is no assurance your plan will be successful.

RESPONSE: The Company has revised page 4 of Amendment No. 2 as requested.

Selected Turnaround Results, page 5

Staff Comment No. 7: Please revise this section to provide more balanced disclosure regarding your financial results. For example, your disclosure emphasizes the positive results related to the reduction in nonperforming loans, but does not disclose your net income (losses), return on assets and return on equity for the periods indicated.

RESPONSE: The Company has revised the “Selected Turnaround Plan Results” section beginning on page 8 of Amendment No. 2 to provide the requested disclosure regarding its financial results. We respectfully submit that return on assets and return on equity for the periods indicated are not meaningful disclosures given the magnitude of the net losses. This information is supplied in the “Summary Selected Historical Consolidated Financial and Other Data” table in the Summary section as of the quarters ended March 31, 2010 and 2009 and for the years ended December 31, 2006 through 2010, inclusive.

Staff Comment No. 8: Please revise to address the reasons and basis for providing selected financial information which compares the fourth quarter of fiscal 2010 with the third quarter of fiscal 2009. You should address the significance of these periods supplementing the table with a specific and thorough discussion addressing the reasons for the differences in the amounts being presented. We note the inclusion of comparable disclosures within the business section on page 112 as well.

RESPONSE: The Company has provided selected financial information that compares the first quarter of 2011 with the third quarter of fiscal 2009 because the new management team was hired and began to execute the turnaround plan late in the third quarter of 2009. The Company has revised the “Selected Turnaround Plan Results” section of the Summary beginning on page 8 of Amendment No. 2 to reflect the foregoing.

The Company believes that the differences in the amounts presented are due to the results of the various elements in the turnaround plan, which are discussed under the following headings:

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•	Improve Asset Quality and Upgrade Credit Culture

•	Balance Sheet Restructuring and Core Earnings Improvement

•	Controlling Noninterest Expense

Significant Source, page 8

Staff Comment No. 9: Please provide us with a copy of the MBA/STRATMOR study. Tell us whether it was prepared on your behalf.

RESPONSE: We have furnished a copy of the MBA/STRATMOR study herewith. The Study was not prepared on the Company’s behalf but for the Mortgage Bankers’ Association, an industry group of which the Company is a member.

Additionally, we have included at pages 6 and 134-135 of Amendment No. 2 disclosures regarding an independent third party loan review which was prepared on the Company’s behalf. A copy of that report will be provided supplementally to the Staff.

Pursuant to Securities Act Rule 418(b), the information provided in connection with the Company’s response to this comment is furnished for the Staff’s review and shall not be deemed to have been filed with, deemed a part of, or incorporated in the Registration Statement. The Company hereby respectfully requests that all such materials be returned to the Company as promptly as practicable following the effectiveness of the Registration Statement.

Robust Capital Position, page 9

Staff Comment No. 10: Here and elsewhere in the filing, please eliminate the phrase “Robust Capital Position.”

RESPONSE: The Company has revised its filing as requested.

Staff Comment No. 11: Please revise to highlight the fact that the Bank Order requires the Bank to achieve and maintain a Tier 1 capital ratio of at least 10.0% and a risk-based capital ratio of at least 12.0%.

RESPONSE: The Company has revised pages 2, 6, 19, 120, and 133 of Amendment No. 2 to highlight the fact that the Bank Order requires the Bank to achieve and maintain a Tier 1 capital ratio of at least 10.0% and a risk-based capital ratio of at least 12.0% as requested. We also anticipate that, and have added clarifying disclosures relating to the potential question whether, investors might misunderstand the distillation of a proforma disclosure regarding the effect of a capital infusion based upon March 31, 2011, financial data, in light of the anticipated effects of the proposed accelerated asset resolution plan, or “AARP,” disclosed elsewhere in Amendment

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No. 2, and in light of the anticipated reduction in both total and average assets computed for the purposes of applicable regulatory capital requirements. Thus, stated briefly, the disclosures related to the anticipated contribution of proceeds from the completion of this offering, as contained at pages 6, 46, 47, 133 and 134 of Amendment No. 2, should be viewed in light of the expected shrinkage in average total assets and additional losses that may result from the implementation of the AARP and other factors.

Forward-Looking Statements, page 13

Staff Comment No. 12: Please move this section to somewhere after the “Risk Factors” section.

RESPONSE: The Company has revised its filing as requested.

Staff Comment No. 13: The language in the second full paragraph on page 14 appears to be disclaiming the accuracy of industry and market data being provided and such language may confuse investors. Please revise this section to remove any disclaimers of accuracy with respect to industry and market data.

RESPONSE: The Company has revised its filing as requested. The Company has included an explanatory note regarding the sources of industry and market data on page 45.

Non-GAAP Financial Measures, page 14

Staff Comment No. 14: Please revise to specifically identify the non-GAAP financial measures addressing profitability, performance and asset quality which are included within the registration statement. Please ensure that each of these measures referenced is reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE: We have included immediately following the Summary Selected Consolidated Financial Data, and elsewhere in the filing where non-GAAP financial measures are used, notes identifying the relevant non-GAAP financial measures and accompanying tabular reconciliations of those measures as directed.

Summary Selected Historical Consolidated, Financial and Other Data, page 15

Staff Comment No. 15: Please revise the table here and in the “Selected Historical Consolidated Financial and Other Data” section to quantify the allowance for loan losses as a percentage of nonperforming loans for the periods indicated.

RESPONSE: The Company has revised its filing as requested.

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Risk Factors, page 18

General

Staff Comment No. 16: In order to highlight the most significant factors that make this offering risky, please eliminate any risk factors that could apply to any registrant. Revise this section so that the risk factors presented specifically relate to you.

RESPONSE: The Company has revised its filing as requested.

Adverse economic conditions in the Pacific Northwest, page 22

Staff Comment No. 17: Please revise to provide specific information, with numerical data to the extent available, regarding decreased real estate values and sales and increased foreclosure, unemployment and commercial real estate vacancy rates.

RESPONSE: The Company has revised its filing as requested. The Company respectfully directs the Staff’s attention to page 145.

Our allowance for loan losses may provide inadequate, page 24

Staff Comment No. 18: Please revise to quantify the allowance for loan losses, both in dollar terms, and as a percentage of nonperforming loans, as of December 31, 2009 and 2010, respectively.

RESPONSE: The Company has revised its filing as requested.

If we sell mortgage loans or mortgage loan servicing rights and a default occurs, page 27

Staff Comment No. 19: Please revise to quantify as of the most recent practicable date the dollar amount of mortgage loans subject to repurchase and the amount of reserves established.

RESPONSE: The Company has revised its disclosure on page 29 of Amendment No. 2 as requested, and has provided additional clarifications regarding this risk factor. The Company would respectfully point out that its agreement with GNMA affords the Company a right, but not an obligation, to repurchase loans from GNMA if such loans become 90 days or more past due. Other than for such repurchase rights, the Company’s repurchase obligations on loans originated and resold are limited to liabilities associated with breaches of representations and warranties associated with the resale of such loans. The financial information regarding origination amounts, repurchases from January 1, 2006 through March 31, 2011, and the reserves maintained for repurchase liabilities as of March 31, 2011 should be viewed in this context.

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Use of Proceeds, page 46

Staff Comment No. 20: Discuss what other measures you have considered and which you are planning to pursue, if any, should the offering be insufficient to enable the Bank to comply with the Bank Order with respect to Tier 1 capital and total risk-based capital (e.g., if operating losses continue). Please also disclose the impact to the purchaser in the offering. To the extent you have no other plans, this should clearly be stated.

RESPONSE: The Company has revised its filing as requested. The disclosure is intended to inform the reader by reference to “Business – Turnaround Plan.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality and Nonperforming Assets, page 88

Staff Comment No. 21: In regard to your troubled debt restructurings (TDRs), please tell us and revise to address the following:

•

Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

•	Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

RESPONSE: The Company has revised its disclosure on pages 108 through 111 of Amendment No. 2 as requested.

•	As to the discussion of TDR and renegotiated loan activities, the Company has revised its disclosure on pages 108 through 111 of Amendment No. 2 as requested.

•

With respect to the requested tabular presentation of the number and amount of TDRs on accrual and nonaccrual status, the Company has provided disclosure at page 111 of Amendment No. 2 as to the amounts of loans within each such category. The Company respectfully submits that a depiction of the amounts of such loans provides the information that a reasonable and prudent investor would require for assessing the nature of the Bank’s TDRs. Unlike the amount of loans classified as TDRs, the number of loans classified as TDRs is not likely to be meaningful because of the interrelationships between multiple loans involving overlapping borrower groups. The Company respectfully submits that an attempt to categorize and explain in a

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meaningful fashion would potentially be confusing and, in any event, likely would not provide further meaningful information.

•	The Company has expanded its prior disclosure, which is contained on page 110 of Amendment No. 2.

Staff Comment No. 22: Given the high levels of nonperforming loans, assets, troubled debt restructurings and OREO, please address and disclose the following, as it relates to your appraisal policies:

•	Tell us and disclose your appraisal policy;

•	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

•	When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

•

Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

•	Address how you determine the amount to charge-off.

RESPONSE: The bulleted items below address in sequence the bulleted Staff comments.

•	We have added a subsection addressing the requested disclosure in “MD&A – Credit Risk Management – Appraisal Policy.” See page 102 of Amendment No. 2.

•

We have added the requested disclosure in “MD&A – Credit Risk Management – Appraisal Policy;” and “MD&A – Critical Accounting Policies and Estimates – Allowance for Loan Losses.” See pages 57 and 102-103, respectively.

•	We have added the requested disclosure in “MD&A – Credit Risk Management – Appraisal Policy” summarizing our appraisal policy. See page 102 of Amendment No. 2.

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•	We have added the requested disclosure in “MD&A – Critical Accounting Policies and Estimates – Allowance for Loan Losses.” See page 57.

•

We have added the requested disclosure in “MD&A – Critical Accounting Policies and Estimates – Allowance for Loan Losses” and “MD&A – Credit Risk Management – Asset Quality and Nonperforming Assets.” See pages 57 and 108-109.

•	We have added the requested disclosure in “MD&A – Critical Accounting Policies and Estimates – Allowance for Loan Losses” and “MD&A – Credit Risk Management – Appraisal Policy.” See pages 57 and 102.

•

We have added the requested disclosure in “MD&A – Critical Accounting Policies and Estimates – Allowance for Loan Losses” and “MD&A – Credit Risk Management – Asset Quality and Nonperforming Assets.” See pages 57 and 103.

Business

Market Opportunities, page 118

Staff Comment No. 23: Please expand the disclosure in the first paragraph under the “Pacific Northwest Market” heading to provide a summary of market conditions in the Pacific Northwest during 2008, 2009 and 2010 or provide a cross-reference to the first full risk factor on page 22.

RESPONSE: The Company has revised its disclosure on page 145 of Amendment No. 2 as requested.

Management, page 149

Staff Comment No. 24: Please disclose the information required by Item 407(e)(4) of Regulation S-K.

RESPONSE: Each member of the Company’s Human Resources and Corporate Governance Committee, which also acts as the Company’s Compensation Committee, is identified in the table on page 185. According to Item 233.20 of the Compliance and Disclosure Interpretations, Item 407(e)(4) requires a registrant to identify the members of the compensation committee, but where the registrant has no transactions or relationships that trigger a disclosure obligation, no additional disclosure is required. Because there are no transactions or relationships that require such disclosure, the Company has omitted the Item 407(e)(4) caption “Compensation Committee Interlocks and Insider Participation.” However, the Company would willingly make additional disclosure should the Staff so direct.

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Executive Compensation

Summary, Components of Compensation, page 165

Staff Comment No. 25: Please quantify the performance metrics utilized in determining compensation under the 2011 Management/Support Plan and the 2010 Equity Incentive Plan.

RESPONSE: The Company has revised its disclosure on pages 193 and 195 of Amendment No. 2 to include the requested information.

Staff Comment No. 26: Disclose what elements of individual performance are taken into account in determining compensation under the 2011 Management/Support Plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: The Company has revised its disclosure on pages 193 and 196 of Amendment No. 2 to include the requested information.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies Accounting for Windermere Mortgage Services Inc., F-15

Staff Comment No. 27: Please tell us how you determined that Windermere Mortgage Services, Inc. is not a variable interest entity (VIE) and how you considered the guidance in ASC 810-10-25 when forming your conclusion.

RESPONSE: The Company would respectfully point out that Windermere Mortgage Services, Inc., is a wholly-owned and consolidated subsidiary. With respect to the interest of Windermere Mortgage Services, Inc., in Windermere Mortgage Services Series LLC, the Company has included herewith an analysis concluding that Windermere Mortgages Services Series LLC is not a VIE. Please see memorandum included as Attachment A.

Note 5 — Loans and Credit Quality, F-24

Staff Comment No. 28: We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

RESPONSE: In developing our disclosures, we recognized that our portfolio segments and classes of financing receivables are the same, and considered the appropriateness of that outcome in the specific context of our loan portfolio. The Company believes that in Note 5 to the

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Consolidated Financial Statements, we have provided disclosures consistent with the requirements of ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22. In our footnote disclosure, we indicate that the loan portfolio is presented by loan class, thereby providing all the disaggregated information that would be meaningful to a user of our financial statements.

In complying with the disclosure requirements referenced above, we considered borrower types, types of financing receivables, industry segments, collateral types and geographic distribution. We then considered how we manage loan originations and the ongoing monitoring of loan risk characteristics, including estimation of the allowance for loan losses. Based on these considerations, we identified our portfolio segments and further concluded that the appropriate level of disaggregation of our loan portfolio for all disclosures (including class-level disclosures) was as follows: single family residential, commercial real estate, multifamily residential, construction and land development, commercial business, and home equity. We believe this level of disclosure meets the principles and spirit of the requirements based on the definition of a portfolio segment (the level at which we develop and document our systematic methodology to determine the allowance for loan losses) and the definition of a class (primarily considering the risk characteristics of the loans and the methods we use to monitor and assess credit risk).

In response to the staff’s comment, we thoughtfully reassessed our conclusions and continue to believe our disclosure is consistent with the principles outlined in ASC 310-10-50. We do not believe any further disaggregation of loan classes is necessary, based on a reassessment of how we manage our portfolio and monitor credit risk. Further, we do not believe there is a need to revise our portfolio segments (e.g., by grouping two or more classes into a single segment), as our disclosures now reflect the level at which we develop and document our allowance for loan losses.

Staff Comment No. 29: Please revise your next amendment to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

RESPONSE: We respectfully submit that the guidance in ASC 310-10-50-11B(a)(2) related to risk characteristics of portfolio segments has been addressed in the disclosure included in Note 5 to our Consolidated Financial Statements reflected in Amendment No. 2 on page [F-68]. In our disclosure, we describe the risk characteristics of our classes in two groupings: single family residential and home equity loans in one paragraph, and our other four classes in a separate paragraph. We believe the key risk characteristics of the classes of loans included within each of the two groupings are sufficiently similar, and therefore do not believe that a separate discussion of each of our loan classes is necessary. Our response to comment #28 should also be read in conjunction with this response.

Staff Comment No. 30: We note that loans graded as Watch are included within the Pass classification. In light of the fact that you disclosed total Watch loans as $323.0 million at December 31, 2010, please revise your next amendment to break out Watch loans by loan class.

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RESPONSE: The Company has revised Note 5 to the Consolidated Financial Statements page F-73 Amendment No. 2 as requested.

Note 12 — Mortgage Banking Operations, F-40

Staff Comment No. 31: We note your disclosure that you recorded delinquent or defaulted GNMA mortgage loans as if they had been repurchased, totaling $2.6 million and $8.1 million in 2010 and 2009, respectively. Please revise your next amendment to provide information about the principal balances of off-balance sheet securitized loans serviced for others. Please address the following:

•	Disclose your repurchase obligations or rights for loans sold that are more than 90 days past due; and

•	Provide delinquency information, specifically loans 90 days or more past due and still accruing interest as well as nonaccrual loans.

RESPONSE: Other than GNMA mortgage loans, for which the Company has repurchase rights in certain instances but for which the Company does not have repurchase obligations that are triggered by delinquency(see response to Staff Comment No. 19), the Company has not sold any other loans which expose the Company to repurchase obligations or rights based upon delinquency status. Accordingly, the Company respectfully submits that no additional disclosure is necessary.

Note 13 — Commitments, Guarantees and Contingencies, F-46

Staff Comment No. 32: We note your disclosures beginning on page F-47 regarding the fact that you have various legal claims and other contingent matters outstanding. We further note your risk factors on pages 28 and 34 concerning the fact that you may be subject to claims and litigation under various foreclosure laws related to loan services that initiate foreclosures that are based on faulty affidavits. We note that you have not disclosed the following for the various litigation matters to which the Company is exposed:

(i)	the nature of any material contingencies; or

(ii)	the possible loss or range of loss or a statement that an estimate of the loss cannot be made.

Please revise your next amendment to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50 to the extent material, especially in light of the foreclosure issue referenced above.

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RESPONSE: We have included at page 143 of Amendment No. 2 a discussion of the Company’s practices with respect to, and of the absence of known claims associated with, collection defenses and borrower claims regarding various well-publicized mortgage collection practices. The Company respectfully submits that, when read in conjunction with the risk factors identified in the Staff’s comment, such disclosure would inform investors sufficiently in all material respects regarding this issue.

Prospectus Back Cover Page.

Staff Comment No. 33: Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

RESPONSE: The Company hereby confirms that it will advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K, and has included on the inside back cover page of the prospectus a legend to that effect.

Exhibits

Staff Comment No. 34: Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

RESPONSE: The Company will file additional exhibits, to the extent not filed herewith or with Amendment No. 1 to the Registration Statement, as they become available.

Staff Comment No. 35: Please file the 2011 Management/Support Performance-Based Annual Incentive Plan as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company has filed the 2011 Management/Support Performance-Based Annual Incentive Plan as Exhibit 10.35 to Amendment No. 2 to the Registration Statement as filed with the Commission on June 20, 2011.

Staff Comment No. 36: We note that certain exhibits have not been filed in their entirety. For example, appendices have been omitted from Exhibit 10.25 and exhibits have been omitted from Exhibit 10.29. These are only examples. Please ensure that all exhibits are filed in their entirety.

RESPONSE: The Company has re-filed with Amendment No. 2 the relevant exhibits and will ensure that all exhibits are filed in their entirety.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

/s/ Marcus J. Williams

Davis Wright Tremaine LLP

Marcus J. Williams

cc:	Mark K. Mason

Godfrey B. Evans

John C. Grosvenor

James J. Vieceli

Attachment A

#27 Please tell us how you determined that Windermere Mortgage Services, Inc. is not a variable interest entity (VIE) and how you considered the guidance in ASC 810-10-25 when formulating your conclusion.

We have subsequently revised our discussion within Note 1 to the 2010 Consolidated Financial Statements to clarify the accounting for Windermere Mortgage Services, Inc., which is a wholly owned and consolidated subsidiary of HomeStreet Bank. Windermere Mortgage Services Inc. is a 50% partner with Windermere Real Estate in Windermere Mortgage Services Series LLC (WMS). The investment in WMS is accounted for under the equity method. We recognize our proportionate share of results of operations of this equity-method investment in the results of operations, based on the most current financial information available. We have assessed and determined that WMS and its consolidated Series’ are not a variable interest entities (VIEs). The following describes how the Company considered the guidance in ASC 810-10-25 when formulating its conclusion.

Background

General Structure

Windermere Mortgage Services, Inc., a Washington corporation and wholly owned and consolidated subsidiary of HomeStreet Bank, is a 50% partner with Windermere Real Estate, owners in partnership of WMS. Through its 31 operating Series’ WMS is engaged in the business of marketing and originating mortgage loan applications and providing other related financial services to purchasers of real estate property in the Pacific Northwest.

Within WMS, the 31 individual Series’ own and operate one or more mortgage origination offices. The Series operate as separate entities within WMS, each with their own tax identification number, management, assets and liabilities, and each Series employs its own origination staff which performs a significant portion of the loan origination and processing functions. Each Series has the authority to originate loans on behalf of WMS. All income and expenses associated with the loan are allocated to the Series that originated the loan.

WMS is governed by a group of eight WMS Managers. The WMS Managers at all times are comprised of four representatives from Windermere Mortgage Services, Inc. and four from Windermere Real Estate. Employees of Windermere Mortgage Services, Inc., and its parent company HomeStreet Bank, are precluded from acting as WMS Managers on behalf of Windermere Real Estate’s interest, as per the WMS Agreement between the two investing members. Members (Windermere Mortgage Services, Inc. and Windermere Real Estate) have the ability to remove only their own WMS Managers. Amendments to the WMS Agreement require the unanimous consent of all WMS Managers and Members.

The WMS Agreement states that the Members of WMS have a direct interest in the assets of each Series of WMS, rather than in WMS itself. A 75% vote of WMS Managers is required to establish a new Series, which effectively requires both Windermere Mortgage Services, Inc. and Windermere Real Estate to each approve a new Series. Each Member to WMS may choose to participate in a particular Series or not. As of December 31, 2010, Windermere Mortgage Services, Inc. was the sole participant in one Series, with both Windermere Mortgage Services, Inc. and Windermere Real Estate participating equally in all of the other Series.

Each Member to the Series has the ability to appoint a Series Manager. Accordingly, each series is governed by two Series Managers, one from Windermere Mortgage Services, Inc. and the other from Windermere Real Estate.

1

WMS Managers have the exclusive right and power to manage, operate, and control the business of WMS that is not attributable to the business of a particular Series and require the approval of 75% of the WMS Managers. Such powers include the ability to spend and commit the capital and revenues of WMS, and to borrow money from lending institutions in connection with the business of the Series.

Operating arrangements

WMS has two warehouse lines, including one through HomeStreet Bank and another from an unrelated third party lender, which it uses to originate loans for sale and renews on an annual basis (HomeStreet Bank provides $22 million of the $26 million of available funding). The legal obligor of the warehouse lines of credit is WMS. The loans are sold servicing-released to HomeStreet Bank and other unrelated banks. WMS has Purchase and Sale Agreements with HomeStreet Bank and other unrelated banks which enable (but do not require) the banks to purchase loans from WMS. The terms in the Purchase and Sale Agreements require negotiation of pricing between WMS and the purchaser, which is to be based on the market price.

There also is an Administrative Services Agreement whereby HomeStreet Bank agrees to provide administrative and mortgage loan related services to WMS. A fee of $1,300 per loan is paid from each Series to WMS’ operations center. The amount is based on providing adequate compensation to the service provider for the market value of its services, and provides for a reasonable profit over time. The amount of the fee is reviewed on a semi-annual basis. All employees in the operations center are employed by WMS. The loan fee is paid by the Series out of the allocation of sales proceeds for the loans originated by each Series. Once the operations center deducts all of its operating costs from the per loan charge, the residual amount is paid from WMS to HomeStreet Bank as contracted services. In addition, the WMS’ operating center is located in space leased from HomeStreet Bank. The lease payments are at a market rate.

The Series’ lease office space from the Windermere Real Estate, who receives approximately $22,000 per month in rental income. Based on the WMS Agreement, any agreements between WMS and the WMS Managers, Members, or their affiliates will provide for normal fees and market rates to be paid by WMS, representing reasonable profit and overhead allowances to the contracting parties. The lease agreements are executed as part of normal business activities.

Consolidation Analysis:

ASC 810 describes consolidation of a variable interest entity as follows:

“….A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:

a The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders….”

WMS has sufficient equity to permit it to finance its activities without any subordinated financial support. ASC 810-10-25-45 provides a general guideline for determining whether an entity has sufficient equity, which is a minimum of 10% of equity to total assets. As of December 31, 2010, WMS’ total equity of $6,425,918 or 38% of its total assets of $17,073,008. Additionally, WMS’ total equity meets and exceeds all its contractual and regulatory requirements, including minimum net worth amounts required by its warehouse lenders and by the Department of Housing and Urban Development. Further, at the time the individual series were developed, they were entirely equity capitalized through the initial Member contributions and therefore equity at risk is sufficient.

“b As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity.

2.	The obligation to absorb the expected losses of the legal entity.

3.	The right to receive the expected residual returns of the legal entity.”

WMS Members, as a group, have the power to direct the activities that most significantly impact WMS’ economic performance, including securing funding for it and the Series’ operations. As noted above, WMS is governed by WMS Managers, four appointed by the HomeSreet and four appointed by Windermere Real Estate members. All members have equal voting rights. There are no contractual or other provisions that limit the WMS Managers’ ability to make decisions about significant activities. Underwriting standards must be in accordance with agency guidelines as applicable (for instance, loans to be sold to GSEs), as well as correspondent agreements with HomeStreet Bank and the other unrelated banks that purchase the loans. However, the underwriting standards only provide requirements in order for loans to be sold through certain channels. In addition, the WMS Managers (through its appointed officers) make all decisions about how WMS will obtain funding and no agreements require WMS to obtain funding through HomeStreet Bank or any other party.

Similarly, as noted above, each series is governed by Series Managers appointed by the Members. The Members’ obligation/right to losses or returns from the series are not capped by any other agreement.

“c The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. “

The Members do not have voting rights that are disproportional with their economic interests. All expenses incurred by WMS are allocated to the Series’, and each Series distributes income to its Members in proportion to the Member interests (50-50, which is consistent with each Member’s vote in the Series). For the one Series in which Windermere Mortgage

Services, Inc. is the only Member, they have full voting power as well as 100% of the economics. As a result, the condition in (c) is not met.

Given the above, WMS and the Series’ do not qualify as VIEs. Therefore, we review ASC 810-10-15-3 (fka ARB 51, Consolidated Financial Statements), to determine whether HomeStreet Bank would consolidate WMS or the Series’ under the voting interest model.

As per ASC 810-10-15:

If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsections to determine whether that interest constitutes a controlling financial interest… The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

As described above, the voting rights of WMS are shared equally between Windermere Mortgage Services, Inc. and the Windermere Real Estate members. In addition, for all but one Series, voting is also shared equally. Accordingly, no controlling interest exists for WMS and the Series’, with the exception of the one Series in which Windermere Mortgage Services, Inc. is the sole member.

ASC 810-10-15 notes that the power to control may also exist by contract, lease, agreement with other stockholders, or by court decree. The lease agreements between WMS and HomeStreet Bank and between WMS and Windermere Real Estate, are executed at market rates and terms and do not signify any power to control.

Additionally, the administrative services agreement is for administrative services only and does not constitute a contractual management arrangement. Per review of the contracted services agreement, this arrangement does not establish a controlling financial interest due to the following items:

1)	The administrative services agreement can be terminated at any time by mutual consent, or by either HomeStreet Bank or WMS with sufficient notice or under a variety of specific circumstances. Termination is not limited to instances of gross negligence, fraud, other illegal acts, or bankruptcy.

2)	The administrative services agreement does not transfer any decision-making authority to HomeStreet Bank. Management of WMS is carried out by its eight WMS Managers.

3)	HomeStreet Bank’s right to receive fees under the administrative services agreement is not unilaterally saleable or transferable.

Consequently, HomeStreet Bank’s relationship with WMS does not meet the criteria for consolidation in its financial statements. That is, they are not the de facto managing member by virtue of the administrative services agreement.

In addition, HomeStreet Bank’s interest in all Series (except the one for which it is the only participating member) does not meet the consolidation criteria.

As Windermere Mortgage Services, Inc. is the sole participant in one Series, the majority voting interest is satisfied and the presumption of consolidation of that single Series resides with HomeStreet Bank, through Windermere Mortgage Services, Inc. Further, there are no noncontrolling rights such as those described within ASC 810-10-25 that overcome the presumption of consolidation by a majority voting interest, including rights related to protective rights as described in ASC 810-10-25-10, substantive participating rights as described in ASC 810-10-25-11, or factors as described in ASC 810-10-25-13.

Conclusion

Based on the discussion above, we do not consider WMS or its underlying Series’ to be VIEs, nor do we believe our interest qualifies as a controlling interest that would require consolidation of WMS or the Series’, with the exception of the one Series for which we are the sole Member. For this one Series, however, total assets and equity as of December 31, 2010 was $116,094 and $89,454, respectively, and it reported a net loss for the year ended December 31, 2010 of $39,503. HomeStreet Bank passed on consolidation of this Series as it determined it to be inconsequential to its consolidated financial statements. HomeStreet Bank applies the equity method of accounting for its interest in WMS and all the Series’ in which it participates. We continue to monitor, at least on a quarterly basis, WMS and all Series’, including the activity within the one Series for which HomeStreet Bank is the sole member, to assess whether there have been any changes that would alter our consolidation conclusions.